1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 30, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE NINTH
MEETING OF THE THIRD SESSION OF THE SUPERVISORY COMMITTEE

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Ninth Meeting of the Third Session of the Supervisory Committee of Aluminum Corporation of China Limited (the "Company") was held at conference room 2903 of the Company on 27 March 2009. Chairman Ao Hong and Supervisor Yuan Li participated in the meeting by way of telecommunication. All three eligible Supervisors attended the meeting. The meeting was convened in compliance with relevant requirements of the Company Law of the People's Republic of China and the Articles of Association of the Company on the Supervisory Committee. The meeting was presided over by Mr. Ao Hong, the Chairman of the Supervisory Committee. Resolutions on the following matters were considered and passed at the meeting:

I.

The proposal in relation to the 2008 Annual Report and Summary of the Company was approved. In accordance with article 68 of the Securities Law and the Standards of Annual Reports, the Supervisory Committee reviewed the 2008 Annual Report and Summary of the Company, and is in the opinion that:

1.

The preparation and review procedures for the 2008 Annual Report and Summary of the Company was in compliance with laws and regulations, the Articles of Association and all rules of the Company's internal management system;

2.

The content and format of the 2008 Annual Report and Summary of the Company conform with all the regulations promulgated by the China Securities Regulatory Commission and the Shanghai Stock Exchange, and the information set out therein truly reflect such issues as the Company's operation and management as well as financial condition during the reporting period in all aspects;

3.	Before providing this opinion, the Company did not find any person involved in preparing and reviewing the 2008 Annual Report of the Company that has violated the rule of confidentiality.

II.

Proposal in relation to profit distribution and final dividend of the Company for year 2008. The Supervisory Committee approved the proposal in relation to profit distribution and final dividend of the Company for year 2008 and agreed to submit it to the annual general meeting for consideration and approval.

III.

The Supervisory Committee considered and approved the proposal in relation to Report of the Supervisory Committee of Aluminum Corporation of China Limited for 2008, and agreed to submit the report to the annual general meeting for consideration and approval.

IV.	The Supervisory Committee considered, approved and signed the Internal Control Self-Assessment Report of the Board of Directors of Aluminum Corporation of China Limited and the reviewed working draft.

V.	The Supervisory Committee considered and approved the proposal in relation to Social Responsibility Report of Aluminum Corporation of China Limited.

The Board of Directors
Aluminum Corporation of China Limited*
27 March 2009

By order of the Board of Directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
27 March 2009

As of the date of this announcement, the members of the board of directors of the Company comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary